

PlantSnap, Inc.

PlantSnap

Where Nature and Technology Live in Harmony

ANNUAL REPORT

PlantSnap, Inc.
PO Box 3740
Telluride, CO 81435
(303) 317- 2435
www.plantsnap.com
State of Incorporation: Delaware
Date Incorporated: June 16, 2016
The date of this Form C-AR is
June 15, 2020.

This Form C-AR (including the cover page and all exhibits attached hereto, the Form C- AR is being furnished by PlantSnap, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.plantsnap.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

BUSINESS SUMMARY

PlantSnap is a mobile app that helps you identify plants, flowers, cacti, succulents and mushrooms in seconds with the click of a button. It's like having a botanist in your pocket! Most people are so busy they rarely take a moment to stop and smell the flowers. With over 35 million installs in 37 different languages, PlantSnap is currently used in over 200 countries every day.

PlantSnap has over 620,000 plants and 350 million+ images in our database. PlantSnappers around the world snap over 500,000 photos per day, which we then use to retrain our proprietary, machine-learning algorithm every month. As of June 2020, we have expanded our database to include over 620,000 plants, and improved our algorithm to recognize roughly 90% of all known plants, trees, succulents and cacti.

PlantSnap is the most technologically advanced, comprehensive and accurate plant identification app ever created. It gives you a whole new way to explore the natural world in your everyday life. PlantSnap is also a simple way for everyone to play a role in protecting and saving the environment simply by snapping photos of plants. This allows us to map and track every plant on the planet and share this data with scientists.

At PlantSnap we're reigniting interest in the beauty and wonder of nature that surrounds us every day, while empowering plant lovers, gardeners, nature enthusiasts and scientists alike with the technology to catalog their discoveries to help both current and future generations save plants, our environment, and our planet.

PlantSnap can help you connect and interact with the plants inside your house, outside in your yard, or in your neighborhood simply by snapping a photo. In addition, with the launch of our new social media component inside the app called PlantSnappers, users can now interact with millions of other nature-lovers in 200+ countries using our PlantSnappers Social Feed (click the "Community" button or this link at the bottom left inside the PlantSnap app). Think of PlantSnappers as a basic form of photographic social media, but targeted towards plant and nature lovers.

With PlantSnappers you can:

- Share your favorite photos and discoveries with friends

- See photos and posts of incredible, rare plants from every corner of the Earth

- Share tips and ask advice on gardening and plant care

- Connect with a global community of people like you who love plants/nature and who use PlantSnap in 200+ countries around the world

Competitors and Industry

There are three apps on the market that will help you identify plants through crowdsourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. We don't consider these types of apps to be "competition" since PlantSnap does not use crowd-sourcing.

There are only 3 other apps that we know of that use image recognition technology, similar to PlantSnap for plant identification. One of these apps identifies roughly 5000 species in the U.S., one identifies 12,000 in Europe, and the other identifies 15,000 species spread across the world. A fourth uses image recognition, but it does not focus solely on plants, so their database is even more limited.

PlantSnap is pure image recognition -- take a photo, hit submit, and our machine-learning artificial intelligence algorithm tells you the name of the plant in a matter of seconds. Also, PlantSnap has over 620,000 (six hundred and twenty thousand) plants in our database. Because of this, and also due to the fact we translated our app into 37 languages, PlantSnap has roughly 90% of all known plants in our database, so it was built to work anywhere on Earth for anyone who speaks one of those 37 languages.

Current development stage and future roadmap

PlantSnap launched in July 2017 with two paid apps -- one Android and one iOS. It was initially trained to work solely in the U.S. with 52,000 species of plants, English-language only. It was sold for a one-time fee of $3.99. In early 2018, we expanded our database to over 300,000 plants so that it would work in most countries on Earth, but only still for English-speaking users.

In July 2018, we released a third app, PlantSnap Android Freemium, which would allow Android users to use PlantSnap for free and view ads inside the app rather than pay the fee. If they did not want to view ads, they could also upgrade to a monthly, yearly, or lifetime subscription. At the same time, we translated both the iOS Pro app, the Android pro app and the Android freemium app into 37 languages, while also expanding our database to include over 500,000 plants. PlantSnap was then a truly "global" app, working for most plant species in all countries on Earth for anyone speaking one of our 37 language translations.

Finally, in March 2019, we launched our fourth app, PlantSnap iOS Freemium. This allowed iOS users to use PlantSnap for free and view ads inside the app rather than pay the fee. If they did not want to view ads, they could also upgrade to a monthly, yearly, or lifetime subscription. By June 2020, PlantSnap has built our database to over 620,000 plants, covering roughly 90% of all known plants, trees, succulents and cacti. With the help of BGCI and the American Public Gardens Association, PlantSnap's database now includes tens of thousands of hybrid and subspecies of plants...a new part of our database that is growing every month.

PlantSnap now has 4 apps in the marketplace...PlantSnap Pro for Android and iOS, and PlantSnap freemium for Android and iOS. Combined, we surpassed 40 million installs in June 2020 across all 4 of these apps. As a result, PlantSnap has transitioned from a single payment business model (i.e. paid download) into a freemium business model that provides recurring revenue every month from subscriptions and from advertisements shown every time a person uses the app. We feel that this recurring revenue model is a much better choice for the long-term success of PlantSnap than was the one-time-payment model that we began with in July 2017.

Botanic Garden Distribution Partnerships

In the winter of 2019, PlantSnap formed partnerships with The American Public Gardens Association (APGA www.publicgardens.org) and the Botanical Gardens Conservation International (BGCI www.bgci.org) in which these organizations agreed to distribute PlantSnap to as many people as possible who visit their member-botanic-gardens beginning in November 2019. The member-gardens of these two organizations, number over 1200 total around the world, receive over 700 million visitors per year combined.

Historically, PlantSnap has obtained users through marketing using Facebook and Google and Apple SearchAds at a cost of roughly $0.55 CPI (Cost per install) per user on average across our 37 languages. We pay this money up front for the install to the ad companies and then HOPE that the person will use the app and generate revenue for us.

Now, when our garden distribution deals begin, every install at the garden is a FREE install for PlantSnap in terms of upfront costs...we do not pay one dime for an install unless the person uses the app and generates revenue. When they do, we then pay 10% of the profits generated by those users to the gardens after we collect it. This will result in savings to PlantSnap of millions of dollars a year in marketing costs.

Due to the global coronavirus pandemic, 95% of all botanic gardens around the world are now closed, so we do not expect to begin obtaining new users and earning revenue from these garden partnerships until spring 2021.

PlantSnappers -- The Evolution of PlantSnap

Next, PlantSnap is no longer a "one-trick-pony" utility app. Though we remain, by far, the most accurate and technologically advanced plant recognition app with the largest database in existence, PlantSnap has now transformed into a daily-use lifestyle app with the addition of our new social media component, PlantSnappers.

With PlantSnappers, users can now interact with millions of other nature-lovers in 200+ countries using our PlantSnappers Social Feed (click the "Feed" button or this link at the bottom left inside the PlantSnap app). Think of PlantSnappers as a basic form of photographic social media, but targeted towards plant and nature lovers.

With PlantSnappers you can:

• Share your favorite photos and discoveries with friends or with the entire PlantSnap community

•   See photos and posts from other PlantSnappers of incredible, rare plants from every corner of the Earth

•   Share tips with other PlantSnappers around the world and ask advice on gardening and plant care

•   Connect with a global community of millions people like you who love plants/gardening/nature and who use PlantSnap in 200+ countries around the world

New Partnerships -- PlantSnap's Business Evolves

As PlantSnap has grown, so has our visibility in the business world. In May 2020, PlantSnap announced a major partnership with Huawei, the #2 mobile phone maker in the world behind Samsung. Both PlantSnap Pro and PlantSnap Freemium are now built in Huawei's HMS operating system and distributed through Huawei's AppGallery, found only on Huawei phones.

With the help of Huawei, PlantSnap is now licensed, published, and available for download and use in mainland China, where there are over 850 MILLION smartphones in use every day. This partnership with Huawei, and our ability to sell PlantSnap in this incredibly important demographic region, has launched PlantSnap into rarified air in the mobile world and may play a major role in PlantSnap's continued growth
.

In addition, PlantSnap has formed a major partnership with Snapchat, joining Amazon, Shazam and PhotoMath as a Featured Partner inside the newest version of the Snapchat app, which was released on June 11, 2020. Snapchat has licensed and integrated a mini version of our proprietary and patent-pending image recognition algorithm into the Snapchat app, which enjoys a user base of over 230 million DAILY active users. Below is the press release scheduled for distribution after the Snapchat Partner Summit in mid-June:

Snapchat/PlantSnap Partnership Press Release

PlantSnap, the world's most technologically advanced, comprehensive and accurate plant identification and social media app, announced a new partnership today with Snap Inc. that invites Snapchat users to identify any plant, tree or flower on Earth using their phone's camera.

To access this new Snapchat feature, users simply press and hold the Snapchat camera button when a plant, flower or tree is in view. PlantSnap's machine learning algorithm will then analyze and recognize the plant and instantly display the name of the plant on the screen. This PlantSnap functionality will be available inside Snapchat beginning on June 10, 2020.

"It's important for us to understand that we are a part of nature, not apart from it, and that it's our responsibility to protect our world for future generations. So, we created a tool that encourages people to stop and explore the beauty and wonder of the world they live in," said Eric Ralls, Founder/CEO of PlantSnap. "By bringing people back to nature through the use of technology, PlantSnap helps both young and old feel like they are an integral part of this amazing planet. Together, we can help the world understand that we are stewards of the Earth, not owners."

PlantSnap not only reconnects people to nature but also creates a database of plants that provides useful information to hobbyists and professionals alike. PlantSnap is translated into 37 languages and currently used in over 200 countries every day. With over 620,000 plants now in our database and 40 million+ installs so far, PlantSnap has become THE go-to app for gardeners, hikers, landscape designers, teachers, students, foragers, and anyone who enjoys nature.

"At PlantSnap, we're reigniting interest in the beauty and wonder of nature and the amazing plant life that surrounds us every day, while empowering scientists and nature enthusiasts with the technology to catalog and share their discoveries," said Ralls. "What is most compelling about this integration of PlantSnap into Snapchat is that it gives us the opportunity to engage with Snapchat's 200 million daily active users, who are mostly from a younger demographic, in hopes of capturing their interest in plants while instilling into them an eternal love and respect for nature and the environment as they begin their journey into adulthood."

The scanned plant photo and naming result will be shown inside the Snapchat user interface, along with a link to "Learn more" about the plant through the PlantSnap app. We believe this partnership will drive significant growth in traffic and user acquisition in 2020.

2020 and Beyond

2019 was a year of transformation and major accomplishments at PlantSnap, including the transition to the Freemium business model, and the launch of PlantSnap Social. In addition, we have now developed our own internal direct advertising sales platform and launched affiliate sales partnerships through our Product Feed that allows our users to buy a plant they identify with the push of a button, as well as relevant fertilizers and garden tools.

Finally, although 95% of our 1200+ botanic garden partners have been closed in 2020 due to the coronavirus pandemic, our relationships remain as strong as ever and we are anticipating this partnership to provide a significant contribution to user growth in 2021.

Through our garden partnerships and our new partnerships with Huawei and Snapchat, our goal is to surpass 100 million installs within the next year, if not sooner, depending on how quickly the world economy recovers from the massive disruption of the coronavirus pandemic, and the gardens reopen. Thankfully, stay-at-home rules have not slowed the public's desire for nature and knowledge, as PlantSnap is averaging over 1 million organic installs per month as of June 2020.

PlantSnap Officers and Directors

Name: Eric Ralls

Eric Rall's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Founder/CEO/President/Chairman/Treasurer/Secretary

Dates of Service: January 01, 2016 - Present

Responsibilities: Runs the day to day operations of the company

Other business experience in the past three years:

Employer: Earth.com

Title: Founder/CEO

Dates of Service: January 01, 2016 - Present

Responsibilities: Runs the day to day operations of the company

Name: Dan Johnson

Dan Johnson's current primary role is with UnTethered Technology, LLC. Dan Johnson currently services 60+ hours per week working at DEJ LLC, 5 hours per week for PlantSnap, Inc. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: March 01, 2017 - Present

Responsibilities: Is a member of the board of directors

Other business experience in the past three years:

Employer: UnTethered Technology, LLC Title: CEO

Dates of Service: September 01, 2017 - Present

Responsibilities: Runs the company and makes big decisions for the company

Other business experience in the past three years:

Employer: Ultra Sport Products Title: CEO

Dates of Service: March 01, 2017 - Present

Responsibilities: Chief operating officer

Other business experience in the past three years:

Employer: DEJ LLC Title: CEO

Dates of Service: January 01, 2015 - Present

Responsibilities: Dan is the owner of this investment company. He currently has investments in 19 companies, and his full-time job is managing those investments.

Name: Matt Giblin

Matt Giblin's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: COO
Dates of Service: May 01, 2019 - Present
Responsibilities: Operations, Finance

Other business experience in the past three years:

Employer: Cross Creek Properties LLC

Title: Managing Member

Dates of Service: June 12, 2016 - Present

Responsibilities: Operations, Finance

BUSINESS RISKS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. The purchase of PlantSnap Series B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Company uses cash based accounting financials are on a lag, incomplete, and not reliable or wholly reflective of company's financial performance or financial position. Cash forecasting and budgeting processes are not well established. PlantSnap has current accounts payable liabilities of approximately $1,200,000 and significant indebtedness. Company has historically been a 1 person operation and has operated without a formal budget. Because of this, The company does not have a budgeting process or a detailed recommendation for use of funds. We have hired an accounting firm to work for us and to implement the following recommendations they made while evaluating our financials and user metrics: Transition to accrual based accounting; Simplify and create better financial processes to produce more useful information; Use best practices on record keep, receipt retention, and supporting expenses and income with 3rd party documentation in Quickbooks on a more frequent basis; Implement AP, payments, and expense management tool like Bill.com; Develop a cash flow model and implement a more rigorous budgeting process; Utilize Cap table management program or software like Carta.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We are contemplating engaging in a concurrent offering under Regulation D in which we may sell shares at a substantial discount to the price we are selling shares in this offering. If we engage in and close such concurrent offering, and sell shares at a discount, it will result in immediate dilution of your investment. In addition, even if we are successful in this Offering and engage in and are successful in such concurrent offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series A Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Additionally the stock you are purchasing is subject to the PlantSnap Stockholder's Agreement which includes provisions significantly more restrictive than SEC restrictions including a Right of First Refusal on any sale of stock, drag along rights in any sale of the Company, and other restrictions. Please review the PlantSnap Stockholder's Agreement attached to this offering for further details.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry, or by a larger mobile/internet company. The Company may also enjoy a level of success that allows them to undergo an Initial Public Offering (IPO) at some point in the future. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series B Common Stock in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future or concurrently with this offering, which may reduce the value of your investment in the Series B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B Common Stock. In addition, if we need to raise more equity capital from the sale of Series B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Minority Holder; Securities with No Voting Rights

The Series B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting securities as a minority holder, and will have no ability to influence management decisions and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Early Stage company with Limited Operating History

We are an early stage company and have not yet generated any profits PlantSnap was formed on June 16, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. While PlantSnap has generated significant revenues since inception we have never been profitable and have operated at a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

Our patents and other intellectual property could be unenforceable or ineffective. We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of noninfringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. The cost of enforcing our patents could prevent us from enforcing them. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Key Personnel Risk

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Eric Ralls, the CEO of the Company. The loss of Eric Ralls or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Third party risk

We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution,and software development. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Amazon AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon AWS could harm our reputation and materially negatively impact our financial condition and business.

Unproven Market

This is a new and unproven industry. Plant identification apps are relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a plant identification app that generates significant sales, rendering our intellectual property worthless. Most current plant identification apps use crowd-sourcing and are free. It could be very difficult to persuade a large number of the participants in these industries to try something new that incurs a cost.

Credit and Working Capital

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Potential Future Competitors

There are several potential competitors who are better positioned than we are to take the majority of the market. The image recognition industry is booming, and there are big players involved. If Google or

Apple or Microsoft chose to use their image recognition technology and focus it on plants as PlantSnap has done, they would be in a much better position to dominate the niche than PlantSnap is.

Control of the Company

The Company's founder has substantial control over all stockholder decisions because he controls a substantial majority of our voting stock. The Series B Common Stock issued in this offering will not dilute our founder's voting control because the Series B Common Stock has no voting rights. Eric Ralls, the Company's founder, controls appropriately 80% of the Company Stock. In addition, the series B Common Stock issued in this offering will have no voting rights. As a result, subject to special rights granted by Mr. Ralls to other stockholders of the Company, Mr. Ralls has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As the Company's Chief Executive Officer, Mr. Ralls has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, Mr. Ralls owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even controlling stockholders, Mr. Ralls is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.

Key Personnel

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Platform Security

If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business. Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. If any of these events occur, our or our users' information could be accessed or disclosed improperly. Any incidents where our users' information is accessed without authorization, or is improperly used, or incidents that violate our Terms of Service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business. We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.

Growth Expectations

We could fail to achieve the growth rate we expect even with additional investments. We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the investment financing that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Series B Stock

Holders of Series B Common Stock have no voting rights. As a result, holders of Series B Common Stock will not have any ability to influence stockholder decisions. Series B Common Stockholders, including those purchasing Series B Common Stock in this offering, have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Series A Common Stock. The Company's founder, Eric Ralls, will own a majority of the Series A Common Stock following the offering. This concentrated control eliminates other stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial.

DEJ Partners LLC (DEJ)

Our lead investor, DEJ , currently owns 10% of PlantSnap stock that contains non- dilution rights. We have signed an LOI with DEJ that would see him relinquish these rights and convert his loans into PlantSnap stock. However, if this does not occur, DEJ will be the only future investor, including the founder/CEO Eric Ralls, whose stock holdings are not diluted if PlantSnap has a future capital raise after this StartEngine CF round.

Company Indebtedness

PlantSnap has operated at a net operating loss since inception and has occurred significant indebtedness in its course of business.The Company is in a cumulative net loss position of $16,763,051 as of December 31, 2019, had negative cash flows from operations of $2,167,853 for the year ended December 31, 2019, incurred a net loss of $7,546,722 for the year ended December 31, 2019, and lacks liquid assets to satisfy its obligations as they come due with just $1,550 of cash and a working capital deficit of $13,058,156 as of December 31, 2019. The Company has obligations due in 2020 it will be unable to satisfy from operating cash flows or other financing arrangements unless it is able to renegotiate with its existing lender.

Previous Offerings

We have made the following issuances of securities within the last three years:

Name: Class B Common Stock
Type of security sold: Equity Final
amount sold: $228,216.00 Number of
Securities Sold: 18,482 Use of
proceeds: working capital Date:
February 23, 2018
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity Final
amount sold: $117,107.00 Number of
Securities Sold: 4,539
Use of proceeds: This offering was for repaying indebtedness, working capital and other
general corporate purposes.
Date: April 30, 2018
Offering exemption relied upon: Regulation CF

NAME: Wefunder Campaign
Type of security sold: SAFE Final
amount sold: $118,150.00
Use of proceeds: General working capital. Date:
September 14, 2017
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
 Final amount sold: $125,000.00
Use of proceeds: Working capital
Date: November 02, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final Amount sold: $55,000.00

Use of proceeds: working capital
Date: February 12, 2020
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
 Final amount sold: $534,888.00
Number of Securities Sold: 15,211
Use of proceeds: working capital
Date: April 30, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Business Risks"

2019 was a year of transition for PlantSnap. We underwent a major change in our primary business model, from being a paid only, PlantSnap Pro app, to being free to download, with options to subscribe for premium services. This change to the freemium model has resulted in massive user growth and significant progress to our goal of 100mm downloads and 20mm active users, it also caused major impacts on cash flow and revenue growth in 2019 as we completed the change and relaunch. While PlantSnap still had a significant net loss in 2019, and total long term debt increased substantially, we made significant progress in several key areas on the road to profitability. In particular PlantSnap saw improvements in these key areas in 2019:

1. GAAP revenue grew from $2.2mm in 2018 to $2.4mm in 2019. Revenue increased due to increased sales of premium subscriptions and increased revenue from advertising fees.

2. Losses from Operations declined over 50% from $5.3mm in 2018 to $2.5mm in 2019. Losses declined primarily because of a reduction in marketing costs in 2019.

3. Sales and Marketing expenses declined from $4.3mm in 2018 to $2.0mm in 2019. Revenue increased year over year while cutting sales and marketing costs over 50%.

4. General overhead declined from $500,000 in 2018 to $300,000 in 2019. This decline in spending was obtained by gains in efficiency due to systems and processes established in 2018.

Historical results and cash flows: PlantSnap incurred major capital expenditures in 2018 and 2019 in the development of the app, translating PlantSnap into 37 languages, adding 300,000 more plants into the database, building out our tech stack and back end infrastructure, launching PlantSnap Social, and acquiring users through paid acquisition channels. While we will always be upgrading the app and spending on development much of the heavy lifting has been completed and PlantSnap is positioned to scale without significant new capital expenditures. We also anticipate spending less on Sales and Marketing going forward thanks to our distribution partnerships with APGA and BGCI botanic gardens, and partnerships with Snapchat and Huawei.

Operating Results – 2019 Compared to 2018

	2019 fiscal year-end	2018 fiscal year-end
Total Assets	$148,131	$515,694
Cash & Cash Equivalents	$1,550	$360,234
Accounts Receivable	$49,917	$59,137
Short-term Debt	$13,206,287	$8,997,872
Long-term Debt	$248,329	$118,250
Revenues/Sales	$2,438,167	$2,173,483
Cost of Goods Sold	(2,653,253)	(2,624,941
Taxes Paid	0	0
Loss From Operations	$(2,477,099)	$(5,285,397)
Net Income	$(7,546,722)	$(6,790,512)

Liquidity and Capital Resources

As of December 31, 2019, the Company had cash of $1,550.00. *The Company intends to raise additional funds through an equity financing.*

PlantSnap currently and historically has raised capital resources through several channels, including private debt offerings, private equity sales, convertible notes, and Reg CF Crowdfunding. PlantSnap anticipates continuing to use these channels for the foreseeable future as additional capital resources are needed. In addition PlantSnap uses NationsInterbanc to manage cash flow by receiving advances on earned revenue. PlantSnap has access to limited amounts of additional credit at this point and is focused on generating cash from operations and equity financing activities including crowdfunding and private offerings.

DEBT

Creditor: DEJ Partners LLC
Amount Owed: $9,467,433.00
Interest Rate: 16.0%
Maturity Date: September 01, 2020
Debt is secured by a pledge of 750,000 shares of Common Stock owned by Eric Ralls, CEO of Plantsnap. PlantSnap anticipates converting this note into equity in the company at some point in the future.

Creditor: DEJ Partners LLC
Amount Owed: $898,998.00
Interest Rate: 16.0%
Maturity Date: December 31, 2021
Debt is secured by a pledge of common stock owned by Eric Ralls, PlantSnap CEO.

Creditor: Related party COO
Amount Owed: $46,452.00
Interest Rate: 16.0%
Maturity Date: December 01, 2020

Creditor: Convertible Note Holders
Amount Owed: $180,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2021

Creditor: Earth.com Related Party
Amount Owed: $977,700.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021

Creditor: DEJ Partners LLC
Amount Owed: $114,913.00
Interest Rate: 45.0%
Maturity Date: October 08, 2019

Creditor: Advanced Services Loan
Amount Owed: $95,766.00 Interest
Rate: 15.0%
Maturity Date: June 21, 2020
Loan is personally guaranteed by Eric Ralls, CEO PlantSnap.

Creditor: Legend
Amount Owed: $81,530.00
Interest Rate: 5.0%
Maturity Date: February 27, 2020
Loan is personally guaranteed by Eric Ralls, CEO PlantSnap.

Creditor: Looking Glass- Hicks Digital
Amount Owed: $71,800.00
Interest Rate: 15.0%
Maturity Date: August 05, 2020
Loan is personally guaranteed by Eric Ralls, CEO PlantSnap.

Creditor: Mantis
Amount Owed: $22,399.00
Interest Rate: 15.0%
Maturity Date: September 24, 2020
Loan is personally guaranteed by Eric Ralls, CEO PlantSnap.

Related Party Transactions

Name of Entity: DEJ LLC
Names of 20% owners: None are 20% owners
Relationship to Company: Director
Nature / amount of interest in the transaction: DEJ provided loans,
both short- term and long-term, for operating capital, cash flow,
marketing, and expansion of PlantSnap, Inc.

Material Terms: Consolidation of all principal, interest, royalties, penalties or other amounts owed under the Current Financing Agreements for the single sum of $ 9,103,301 ("the Principal Sum"). The Principal Sum shall be restructured in the following manner: i. $6,101,404.90 of the Principal Sum (that represents outstanding principal, royalties, penalties and other amounts (except accrued interest) under the Current Financing Documents) shall be converted into a newly created class of Preferred Stock at a pre-money valuation of $15,121,754.34 , and post-money valuation of $21,223,159.24 and such Preferred Stock shall represent 28.7% of the fully diluted capitalization of the Company.
The Preferred Stock shall have a 1X liquidation preference, standard price, broad based weighted average antidilution protection, pro-rata voting rights with Common Shares, and specified protective provisions. The Preferred Shares may be transferred or sold by DEJ FLP to any unrelated third party, other than a direct competitor to PlantSnap in the mobile app plant identification business, at the sole discretion {00196852;9} 3 of DEJ FLP, and will not be subject to any PlantSnap Right-of-First Refusal rights. In addition, the Company shall grant standard information rights and a right of first offer to participate in future equity raises on a pro rata basis to DEJ FLP and shall agree to grant the same registration rights to DEJ FLP as may be granted to any future investors. DEJ FLP shall be entitled to designate one representative to serve on the Board of Directors and shall also have approval over the sale of the Company under a standard drag-along provision. Eric Ralls will also execute a standard Right of First Refusal and Co-Sale Agreement in favor of DEJ FLP. ii. $740,031.33 of the Principal Sum (which represents the total amount or principal and accrued interest outstanding under Agreement #1 herein above) into a promissory note with a six (6) month term, bearing annual interest at the rate of 8%, the ("First Note") after June 30, 2019. The Principal and Interest shall be due in full upon the maturity date of the First Note. The First Note will be secured by a security interest (to be perfected by the filing of UCC financing statements with appropriate state authorities as well as with the PTO) on all assets of the Company ("Collateral"). In the event PlantSnap is unable to pay the First Note in full when due, the Company shall have a three-month period to cure such default before DEJ FLP can exercise its right to foreclose on the Collateral. iii. $ 2,371,785.45 of the Principal Sum (which represents all accrued interest outstanding under Agreements #2, #3 and #4 herein above) and all hereafter accruing interest on Agreements #2, #3 and #4 shall be forgiven and without further force or effect.

Name of Entity: DEJ LLC
Names of 20% owners: they do not own more than 20%
Relationship to Company: Director
Nature / amount of interest in the transaction: Credit reimbursement agreement with 12/31/19 balance of $898,998
Material Terms: DEJ loaned PlantSnap the use of its Amex card. This amount is to be repaid with 16% interest within 12 months.

Name of Entity: DEJ LLC

Names of 20% owners: does not own more than 20%

 Relationship to Company: Director

Nature / amount of interest in the transaction: Promissory Note with balance due as of 12/31/19 of $114,913

Material Terms: $114,913, 45% interest, due 10/8/19

Name of Entity: Earth.com Names of
20% owners: Eric Ralls
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Licensing and Marketing Agreement with PlantSnap. $977,000 due as of 12/31/19
Material Terms: $977,000 due, no interest

Name of Entity: Matt Giblin
Relationship to Company: COO
Nature / amount of interest in the transaction: Personal Loan to PlantSnap for operations of $43,600.
Material Terms: $43,600.00, 16% interest, due 12/01/20

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name of Beneficial Owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Eric Ralls	724,018 shares		77%
Common Stock	DEJ Partners LLC	90,807 shares		10%

<center>**OUR SECURITIES**</center>

The Company has authorized Series A Common Stock, Series B Common Stock, SAFE (Simple Agreement for Future Equity), and Convertible Notes. Our authorized capital stock consists of 8,000,000 shares of Series A Common stock, par value $0.0001 per share and 2,000,000 shares of authorized Series B Common Stock. As of December 31, 2019, 924,441- shares of Series A Common Stock and 30,586 shares of Class B Common Stock are outstanding . The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

- Series A Common Stock
  Voting rights: Voting Rights In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote.

  Other Material Rights:

  Dividend Rights
  No dividend shall be paid on any shares of Series A Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Rights to Receive Liquidation Distributions
  In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Other Rights and Preferences
  Each share of Series A Common Stock issued and outstanding shall be identical in all respects. Except as may otherwise be provided by law, the holders of Series A Common Stock shall have all other rights of a stockholder.

  Anti-Dilution Rights for DEJ FLP
  Pursuant to Section 5 of that certain Subscription Agreement (the "Subscription Agreement") dated as of April 5, 2017, by and among the Company, Eric Ralls, an individual ("Founder"), and DEJ Family Limited Partnership ("DEJ FLP"), the Company and Founder agreed that (a) the shares of common stock issued to DEJ FLP shall be non-dilutive, and (b) if the Company shall issue, at any time after the date thereof, any capital stock or any securities convertible into capital stock, such issuances shall not dilute the percentage ownership of DEJ FLP. Historically, the

parties have satisfied Section 5 of the Subscription Agreement by (i) the Founder redeeming the applicable number of shares common stock back to the Company to cause the ownership of DEJ FLP to be non-diluted, and (ii) the Company to issue the applicable number of common stock to DEJ FLP to cause the ownership of DEJ FLP to be non-diluted. Under this structure, only the ownership percentages of Founder and DEJ FLP are affected by such anti-dilution protection.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

RESTRICTION ON TRANSFER

RIGHT OF FIRST REFUSAL

DRAG-ALONG RIGHTS

NON-COMPETITION

RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

- Series B Common Stock
  Voting rights: No Voting Rights
- The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

Other Material Rights:

Dividend Rights

No dividend shall be paid on any shares of Series B Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series B Common Stock issued and outstanding shall be identical in all respects. Each share of Series B Common Stock issued and outstanding shall be identical to each share of Series A Common Stock in all respects other than those listed above.   Except as may otherwise be provided by law, the holders of Series B Common Stock shall have all other rights of a stockholder.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

RESTRICTION ON TRANSFER

 RIGHT OF FIRST REFUSAL

DRAG-ALONG RIGHTS

NON-COMPETITION

RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

 In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

- SAFE (Simple Agreement for Future Equity)
Holders of SAFE (Simple Agreement for Future Equity) are not entitled to a vote.
Dollar Amount Outstanding: $118,150.00
Maturity Date: January 1, 2030
Interest Rate: 0
Conversion Into: Safe Preferred Stock
Conversion Trigger: "Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.
Discount Rate: 80
Valuation Cap: 5000000
Other Material Rights:

The Company conducted a crowdfunding campaign through www.wefunder.com where $118,150 of SAFE (Simple Agreement for Future Equity (the "SAFEs") was sold to 361 investors (the "Investors"). The SAFEs have not yet converted into shares of capital stock of the Company.

Conversion of SAFEs

If there is an "Equity Financing" before the expiration or termination of the SAFEs, the Company will automatically issue to each Investor a number of shares of "Safe Preferred Stock" equal to the "Purchase Amount" divided by the "Conversion Price." If there is a "Liquidity Event" before the expiration or termination of the SAFEs, each Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," if the Investor fails to select the cash option.

Definitions

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Discount Rate" means 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory' notes.

"Liquidity Event" means a change of control or an initial public offering of the Company.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law: (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.
"Valuation Cap" means $5,000,000.
"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $125,000.00
Maturity Date: May 28, 2021
Interest Rate: 8.0%
Discount Rate: 80.0% Valuation
Cap: $30,000,000.00
Conversion Trigger: Next Equity Financing of $2,000,000 or more
Material Rights

Upon Change of Control of Company Conversion to Stock or Repayment at Option of Noteholder

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $55,000.00

Maturity Date: December 12, 2222

Interest Rate: 8.0%

Discount Rate: 100.0% Valuation
Cap: $30,000,000.00
Conversion Trigger: Next Equity Financing of $2,000,000 or more
Material Rights

Upon Change of Control of Company Conversion to Stock or Repayment at Option of Noteholder

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 19, 2020.

PlantSnap, Inc

By   /s/   *Eric Ralls*

      Name: Eric Ralls

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I,   Eric Ralls , Principal Executive Officer of PlantSnap Inc, hereby certify that the financial statements of PlantSnap, Inc included in this Report are true and complete in all material respects.

Eric Ralls

Principal Executive Officer

PlantSnap Inc.
A Delaware Corporation

Unaudited Financial Statements

December 31, 2019 and 2018

PlantSnap Inc.

TABLE OF CONTENTS

	Page
Unaudited Financial Statements as of December 31, 2019 and 2018 and for the years then ended:	

PLANTSNAP INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,550	$ 360,234
Accounts receivable	49,917	59,137
Escrow receivable	26,478	-
Due from related party	70,186	96,323
Total Current Assets	148,131	515,694
TOTAL ASSETS	$ 148,131	$ 515,694
LIABILITIES AND STOCKHOLDERS DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 1,189,157	$ 164,324
Licensing agreement payable - related party	977,218	681,862
Accrued interest payable	384,995	304,870
Deferred revenue	316,025	971,839
Due to related party	56,452	10,000
Accounts receivable loan payable	175,186	-
Accounts receivable loan payable - related party	-	2,020,221
Credit reimbursement agreement - related party	898,998	233,147
Royalty Note Payable, net of unaccreted premium - related party	-	4,611,609
Note Payable, related party, net of unaccreted premium	9,208,256	-
Total Current Liabilities	13,206,287	8,997,872
Long-term Liabilities:		
SAFE obligation	118,250	118,250
Convertible note	125,000	-
Accrued interest payable - convertible note	5,079	-
Total Long-term Liabilities	248,329	118,250
Total Liabilities	13,454,616	9,116,122
Stockholders' Deficit:		
Series A Common Stock, $0.0001 par, 8,000,000 shares authorized, 924,441 and 924,441 shares issued and outstanding, respectively.	92	92
Series B Common Stock, $0.0001 par, 2,000,000 shares authorized, 30,586 and 22,894 shares issued and outstanding, respectively.	3	2
Additional paid-in capital	3,456,471	615,807
Accumulated deficit	(16,763,051)	(9,216,329)
Total Stockholders' Deficit	(13,306,485)	(8,600,428)
TOTAL LIABILITIES AND STOCKHOLDERS DEFICIT	$ 148,131	$ 515,694

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 2,438,167	$ 2,173,483
Cost of net revenues	(2,653,253)	(2,624,941)
Gross profit/(loss)	(215,086)	(451,458)
Operating Expenses:		
General and administrative	297,894	490,236
Sales and marketing	1,964,119	4,343,703
Research and development	-	-
Total Operating Expenses	2,262,013	4,833,939
Loss from operations	(2,477,099)	(5,285,397)
Other Income/(Expense):		
Interest expense	(5,069,623)	(1,505,115)
Total Other Income/(Expense)	(5,069,623)	(1,505,115)
Net Loss	$ (7,546,722)	$ (6,790,512)

PLANTSNAP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Series A Common Stock		Series B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2018	887,013	$ 88	-	$ -	$ 226,320	$ (2,425,817)	$ (2,199,409)
Issuance of common stock - Reg CF	-	-	22,894	2	335,965	-	335,967
Conversion of notes payable	37,428	4	-	-	102,901	-	102,905
Offering costs	-	-	-	-	(49,379)	-	(49,379)
Net loss	-	-	-	-	-	(6,790,512)	(6,790,512)
Balance at December 31, 2018	924,441	92	22,894	2	615,807	(9,216,329)	(8,600,428)
Issuance of common stock - Reg CF	-	-	7,692	1	275,834	-	275,835
Issuance of warrants with note payable	-	-	-	-	2,565,721	-	2,565,721
Offering costs	-	-	-	-	(891)	-	(891)
Net loss	-	-	-	-	-	(7,546,722)	(7,546,722)
Balance at December 31, 2019	924,441	$ 92	30,586	$ 3	$ 3,456,471	$ (16,763,051)	$ (13,306,485)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (7,546,722)	$ (6,790,512)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loan discounts - accounts receivable loan payable	(153,589)	-
Loan premium - note payable - related party	1,068,858	-
Accretion of loan discounts & premium	1,177,969	529,700
Changes in operating assets and liabilities:		
(Increase)/ Decrease in accounts receivable	9,220	94,321
(Increase)/ Decrease in escrow receivable	(26,478)	-
Increase/ (Decrease) in accounts payable and accrued expenses	1,024,833	131,212
Increase/ (Decrease) in licensing agreement payable -related party	295,356	300,000
Increase/ (Decrease) in accrued interest payable	2,638,514	545,763
Increase/ (Decrease) in deferred revenue	(655,814)	675,455
Net Cash Used in Operating Activities	(2,167,853)	(4,514,061)
Cash Flows from Investing Activities		
Loans from related party, net of repayment	72,589	(1,085)
Net Cash Used in Investing Activities	72,589	(1,085)
Cash Flows from Financing Activities		
Repayments of related party advances	-	(164,514)
Proceeds from issuance of convertible notes payable	125,000	-
Proceeds from issuance of SAFE obligations	-	9,116
Proceeds from accounts receivable loan payable	504,610	-
Repayments of accounts receivable loan payable	(265,415)	-
Proceeds from related party accounts receivable loan payable	326,636	6,338,235
Repayments of related party accounts receivable loan payable	-	(1,913,206)
Proceeds from related party royalty note payable	-	1,000,000
Repayment of related party royalty note payable	-	(647,938)
Draws/(repayments) on related party credit reimbursement agreement, net	665,851	(49,178)
Proceeds from issuance of related party promissory notes	104,954	-
Proceeds from issuance of promissory notes	75,000	121,250
Repayments on promissory notes	(75,000)	(121,250)
Proceeds from issuance of common stock	275,835	335,967
Offering cost	(891)	(49,379)
Net Cash Provided by Financing Activities	1,736,580	4,859,103
Net Change In Cash	(358,684)	343,957
Cash at Beginning of Period	360,234	16,277
Cash at End of Period	$ 1,550	$ 360,234
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 362,262	$ 429,652
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of convertible notes payable to common stock	$ -	$ 102,905
Conversion of accounts receivable loans payable to royalty notes payable	$ -	$ 3,425,739
Conversion of related party accounts receivable loans payable to note payable	$ 2,907,697	$ -
Conversion of related party royalty note to royalty note payable	$ 6,195,604	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

PlantSnap Inc. (the "Company"), is a corporation organized June 16, 2016 under the laws of Nevada. On October 19, 2017, the Company was converted into a Delaware corporation. The Company offers a plant identification app for mobile devices which identify over 200,000 types of plants worldwide and gather data from users that can be used for education, gaming, safety, gardening, landscaping and others.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $110,234, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company carried receivables of $49,917 and $59,137, respectively and no allowance against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2019 and 2018, the Company held no property or equipment.

Software Development Costs

The Company applies the principles of ASC 985-20 Software – Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 985-20). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of goods sold. Costs that cannot be supported as related to a specific project's development and incurred after the Company launched is application are charged to costs of goods sold under the presumption they are related to ongoing maintenance and enhancements to the application. To date, no costs have been capitalized.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its application to customers through Apple and Google. Sales are recorded net of returns and chargebacks. Sales are made either as a one-time payment for lifetime use, annual subscriptions, or monthly subscriptions.

- One-time payments for lifetime use are recognized ratably over the estimated customer lifetime. For the years ended December 31, 2019 and 2018, the Company estimated this to be a 12-month service period based on its best estimate of its customers' use patterns. The unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Annual subscriptions are recognized ratably over the 12-month service period, with the unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Monthly subscriptions are recognized to revenues in the month the service is provided.

Deferred revenue was $316,025 and $971,839 as of December 31, 2019 and 2018, respectively.

Cost of Goods Sold

Apple and Google charge the Company a distribution fee for the sale of its product. Revenues are recorded gross of these fees and the fees are recorded to cost of goods sold. Cost of goods sold also includes application maintenance and development costs, server and web hosting costs, and foreign taxes.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 and $0 for the years ended December 31, 2019 and 2018, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising, sales, and marketing was $1,964,119 and $4,343,703 for the years ended December 31, 2019 and 2018, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $9,958,856 and $4,569,395 as of December 31, 2019 and 2018, respectively. The Company pays Federal and Colorado income taxes at rates of approximately 21% and 4.6%, respectively, and has used an effective blended rate of 24.7% to derive net tax assets of $2,855,150 and $943,112 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards, development costs capitalized for tax purposes, various differences due to taxes being filed on the cash basis, non-cash interest expense, and other temporary book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $16,763,051 as of December 31, 2019, had negative cash flows from operations of $2,167,853 for the year ended December 31, 2019, incurred a net loss of $7,546,722 for the year ended December 31, 2019, and lacks liquid assets to satisfy its obligations as they come due with just $1,550 of cash and a working capital deficit of $13,058,156 as of December 31, 2019. The Company has obligations due in 2020 it will be unable to satisfy from operating cash flows or other financing arrangements unless it is able to renegotiate with its existing lender.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to renegotiate its existing debt obligations, as well as produce revenues and obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to renegotiate its existing debts, continue to generate revenues, and raise capital as feasible to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

Royalty Notes Payable – 1

In July 2017, the Company entered into a royalty loan agreement with a related party. The Company received a cash payment of $178,615, had expenses paid on its behalf of $36,947, and was relieved of its obligations on a $30,000 note payable, together accrued interest of $4,438, for total consideration received of $250,000. The note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $375,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in September 2018. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 375,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $125,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $70,890 of such was recognized to interest expense for the year ended December 31, 2018.

During the year ended December 31, 2018, the Company incurred interest expense of $34,142 on this obligation. The Company recognized $70,890 of interest expense related to the accretion of the premium, resulting in total interest charges of $105,032 for the year ended December 31, 2018. The remaining balance on this note of $13,265 was converted during 2018 into a 2018 consolidation loan agreement discussed below with the same party, which terminated this agreement.

Royalty Notes Payable – 2

In May 2018, the royalty agreement discussed above was amended and restated under a new agreement with the related party to combine its obligations with a new agreement. The Company received a cash payment of $1,000,000 ("Purchase Price"). The new note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $1,500,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in May 2019. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $500,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $302,740 of such was recognized to interest expense for the year ended December 31, 2018.

During the year ended December 31, 2018, the Company incurred interest expense of $130,256 on this loan. The Company recognized $302,740 of interest expense related to the accretion of the premium, resulting in total interest charges of $432,996 for the year ended December 31, 2018. In September 2018, the Company consolidated various loans into a 2018 consolidation loan agreement, which included consolidation of $177,746 of the balances due on this obligation. The principal outstanding at December 31, 2018 was $1,036,049, which is presented net of the unaccreted premium of $197,260, for a carrying balance of $838,789 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $10,900.

The balances due under this agreement as of September 30, 2019 were consolidated under 2019 consolidation loan effective September 30, 2019. The total balance outstanding under this agreement at the time of conversion was $1,036,049 of principal, $134,885 of accrued interest, which was converted to the 2019 consolidation loan in the combined total of $1,170,934.

During the year ended December 31, 2019, the Company incurred interest expense of $123,985 on this loan. The Company recognized $197,260 of interest expense related to the accretion of the premium, resulting in total interest charges of $321,245 for the year ended December 31, 2019.

Credit Reimbursement Agreement

During 2017, the Company entered into a credit reimbursement agreement with a related party. Under the agreement, the Company received the right to use a credit card in the related party's company's name. The Company is charged a 16% interest rate from the date of any purchases using this credit card. The Company is required to make repayment on any borrowings under this arrangement, together with interest, within 5 days of receiving the monthly statement from the related party company, but in no case more than 120 days. The credit card has a credit limit of $650,000. The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The agreement remains in effect until terminated by either party.

As of December 31, 2019 and 2018, the balance due under this arrangement was $898,998 and $233,147, respectively. Interest expense of $121,251 and $53,266 was recorded on this obligation for the years ended December 31, 2019 and 2018, respectively.

Accounts Receivable Loan Payable – Related Party

During 2017, the Company entered into an accounts receivable loan agreement with a related party. Under this agreement, the Company is allowed to borrow monthly from the related party an amount equal to its net sales for the prior month. The amounts are required to be repaid when the amounts are collected from the Company's customers, or within 120 days of the loan date. All borrowings under this arrangement are subject to a 2.5% commission on the loaned amount, which generally translates to approximately a 30% annualized interest rate.

The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The loan is also collateralized by the Company's accounts receivables. The agreement remains in effect until terminated by either party.

The balances due under this agreement as of September 30, 2018 were consolidated under 2018 consolidation loan effective September 30, 2018. The total balance outstanding under this agreement at the time of conversion was $3,131,302 of principal and $294,437 of accrued interest, which was converted to the 2018 consolidation loan in the combined total of $3,425,739.

Subsequent to the September 30, 2018 consolidation, the Company continued to draw upon this obligation, borrowing $2,156,443 and making repayments of $136,221 through December 31, 2018. The balance due as of December 31, 2018 was $2,020,221.

Interest expense incurred on this obligation for the year ended December 31, 2018 was $459,898. Accrued interest on this obligation as of December 31, 2018 was $76,965.

In January 2019, the Company drew additional $326,636 borrowings from this agreement. The balances due under this agreement as of March 20, 2019 was converted to a promissory note. The total balance outstanding under this agreement at the time of conversion was $2,346,858 of principal and $218,864 of accrued interest. The promissory note is for total principal of $2,565,721 and bears interest at 45% per annum. The note is due upon the earlier of: a) September 2, 2019; b) a change in control; or c) liquidation or dissolution of the Company, at which time all principal and accrued interest are due and payable. No prepayment is allowed without the lender's approval, and prepayment requires payment of all interest that would have been due if the loan had been outstanding through maturity.

The note agreement requires the issuance of a warrant if the Company defaults on this note. In the case of a default, the Company must issue the lender a warrant for the purchase of 228,245 shares of common stock at an exercise price of $5.00 per share. In September 2019, 228,245 warrants were issued because of default in payment.

The balances due under this agreement as of September 30, 2019 were consolidated under 2019 consolidation loan effective September 30, 2019. The total balance outstanding under this agreement at the time of conversion was $2,565,721 of principal and $683,382 of accrued interest, which was converted to the 2019 consolidation loan in the combined total of $3,249,103.

Interest expense incurred on this obligation for the year ended December 31, 2019 was $825,281.

Accounts Receivable Loan Payable

In May 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $20,000 and assigned $29,200 of Company's future receivables. The daily payment is $365. The Company also incurred loan fees of $1,100. During 2019, the Company paid this loan and incurred interest expense of $9,200.

In June 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $72,000 and assigned $104,300 of Company's future receivables. The daily payment is $1,043. The Company recorded discount on this loan amounting to $32,300, to be amortized to interest expense over the life of the loan. For the year ended December 31, 2019, total discounts amortized to interest expense was $2,643, leaving an unamortized balance of $29,657 as of December 31, 2019. During 2019, the Company paid $8,534 of this loan, leaving a balance of $95,766 as of December 31, 2019.

In August 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $230,000 and assigned $326,600 of Company's future receivables. The weekly payment is $9,725. The Company recorded discount on this loan amounting to $96,600, to be amortized to interest expense over the life of the loan. The Company also incurred loan fees of $6,900, which was also recorded as discount. For the year ended December 31, 2019, total discounts amortized to interest expense was $77,663, leaving an unamortized balance of $25,837 as of December 31, 2019. During 2019, the Company paid $245,070 of this loan, leaving a balance of $81,530 as of December 31, 2019.

In August 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $40,000 and assigned $58,360 of Company's future receivables. The daily payment is $649. The Company incurred loan fees of $2,000. During 2019, the Company paid this loan and incurred interest expense of $17,112.

In August 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $60,000 and assigned $86,400 of Company's future receivables. The daily payment is $1,080. The Company recorded discount on this loan amounting to $26,400, to be amortized to interest expense over the life of the loan. The Company also incurred loan fees of $12,790, which was also recorded as discount. For the year ended December 31, 2019, total discounts amortized to interest expense was $6,622, leaving an unamortized balance of $32,568 as of December 31, 2019. During 2019, the Company paid $14,600 of this loan, leaving a balance of $71,800 as of December 31, 2019.

In September 2019, the Company entered into accounts receivable loan agreement. Under this agreement, the Company received $20,000 and assigned $29,600 of Company's future receivables. The daily payment is $379. The Company recorded discount on this loan amounting to $9,600, to be amortized to interest expense over the life of the loan. The Company also incurred loan fees of $1,299, which was also recorded as discount. For the year ended December 31, 2019, total discounts amortized to interest expense was $2,651, leaving an unamortized balance of $8,248 as of December 31, 2019. During 2019, the Company paid $7,201 of this loan, leaving a balance of $22,399 as of December 31, 2019.

Royalty Note Payable - 3 (2018 Consolidation Loan) – Related Party

In September 2018, the Company entered into an agreement with the related party to combine its obligations under a new agreement. The lender terminated $13,265 due under Royalty Note Payable – 1, $177,746 due under Royalty Note Payable – 2, $3,131,302 of principal due under the Accounts Receivable Loan Payable, and $294,437 of accrued interest due under the Accounts Receivable Loan Payable for a total of $3,616,750 in existing obligations consolidated under this agreement ("Purchase Price"). The new note requires monthly royalty payments equal to $0.50 per $3.95 of product sales over a term of September 30, 2018 until August 31, 2021, or until a total of $5,425,126 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in August 2021. Royalty payments commence once the remaining obligations under Royalty Note Payable - 2 are satisfied. The agreement also calls for 16% interest (default rate of 21%) to be paid monthly on the unreturned portion of the total royalty payments. The loan is secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO. The loan contains a covenant requiring the lender's approval for any change to the corporate structure, existence, or name.

As there is a repayment premium of $1,808,376 resulting from the debts consolidated (Purchase Price) and the repayment obliged, the Company recorded this premium to the note balance and accretes such against the note balance and interest expense over the life of the loan. $463,121 and $156,070 of such was recognized to interest expense for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2018, the Company made no payments on this loan and incurred interest expense of $217,005. The Company recognized $156,070 of interest expense related to the accretion of the premium, resulting in total interest charges of $373,075 for the year ended December 31, 2018. The principal outstanding at December 31, 2018 was $5,425,126, which is presented net of the unaccreted premium of $1,652,306, for a carrying balance of $3,772,820 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $217,005.

The balances due under this agreement as of September 30, 2019 were consolidated under 2019 consolidation loan effective September 30, 2019. The total balance outstanding under this agreement at the time of conversion was $5,425,126 of principal, $1,189,185 unaccreted premium, for a carrying balance of $4,235,942 and $1,516,180 of accrued interest, which was converted to the 2019 consolidation loan in the combined total of $5,752,122.

During the year ended December 31, 2019, the Company made no payments on this loan and incurred interest expense of $1,299,175. The Company recognized $463,121 of interest expense related to the accretion of the premium, resulting in total interest charges of $1,762,296 for the year ended December 31, 2019.

Note Payable (2019 Consolidation Loan) – Related Party

In September 2019, the Company entered into an agreement with the related party to combine its obligations under a new agreement. The lender terminated $1,170,934 due under Royalty Note Payable – 2, $3,249,103 due under Accounts Receivable Loan Payable – Related Party and $5,752,122 of principal due under the Royalty Note Payable – 3 (2018 Consolidation Loan) for a total of $10,172,159 in existing obligations consolidated under this agreement ("Purchase Price").

The new note has principal amount of $9,103,304, bears interest at 16% and is due upon the earlier of: a) September 2, 2019; b) a change in control; or c) liquidation or dissolution of the Company, at which time all principal and accrued interest are due and payable. The loan is secured by a stock pledge of 750,000 shares of common stock held by the Company's CEO and Company's assets as defined in the agreement.

As there is a repayment discount of $1,068,858 resulting from the debts consolidated (Purchase Price) and the repayment obliged, the Company recorded this discount to the note balance and accretes such against the note balance and interest income over the life of the loan. Total discount of 1,068,858 was recognized to interest income for the years ended December 31, 2019 since the note was already due on September 2, 2019.

During the year ended December 31, 2019, the Company made no payments on this loan and incurred interest expense of $364,132. The principal outstanding at December 31, 2019 was $9,103,301. Accrued interest payable on this agreement as of December 31, 2019 was $364,132.

<u>Notes Payable – Related Party</u>

In July 2019, the Company entered into a secured promissory note with a related party for $94,424. The loan bears interest at 45% per annum. The loan was due in October 2019. The loan is secured by a pledge of 100,000 shares of common stock held by the Company's CEO. Interest expense of $20,489 was recorded on this note for the year ended December 31, 2019.

In October 2019, the Company entered into a secured promissory note with a related party for $10,530. The loan bears interest at 16% per annum. The loan is due upon the earlier of: a) receipt of $10,500 from the crowdfunding offering, b) 120 days from the date of the note, c) change in control or d) liquidation or dissolution of the Company, at which time all principal and accrued interest are due and payable. The loan is secured by a pledge of 100,000 shares of common stock held by the Company's CEO. Interest expense of $374 was recorded on this note for the year ended December 31, 2019. This note was repaid in 2020.

<u>Convertible Notes Payable – Related Party</u>

During 2016 and 2017, the Company issued convertible promissory notes to related parties and outside investors. Total proceeds from these convertible notes for the years ended December 31, 2017 and 2016 were $25,000 and $105,000, respectively. The notes bear interest at 12% per annum and require payment of principal and interest upon maturity, which was December 31, 2017 for $50,000 of the notes and December 31, 2018 for $80,000 of the notes. The notes are convertible into the Company's common stock at the holders' elections upon a sale of the Company or at maturity. The conversion price was the price implied by a pre-money valuation on the Company's fully diluted capitalization (as defined in the note agreements). The pre-money valuation applicable to the conversion was $1,000,000 for $50,000 of the notes and $2,500,000 for $80,000 of the notes. Two notes with total principal of $50,000, together with accrued interest of $14,408, were converted at a $1,000,000 valuation into 53,680 shares of common stock during the year ended December 31, 2017. The remaining notes with total principal of $80,000, together with accrued interest of $22,905, were converted at a $2,500,000 valuation into 37,428 shares of common stock during the year ended December 31, 2018. Interest expense on these notes for the year ended December 31, 2018 was $10,200.

<u>Convertible Notes Payable</u>

In 2019, the Company issued two convertible notes to investors for total principal of $125,000, which bear interest at 8% per annum. The instruments mature on the earlier of: a) 2 years, b) change in control or c) liquidation or dissolution. As no repayments nor conversion have occurred to date, the outstanding principal balance as of December 31, 2019 was $125,000, and accrued interest payable on these notes was $5,079. Interest expense for the year ended December 31, 2019 was $5,079.

In event that the Company issues and sells shares of its common stock, on or before the date of the repayment in full of these notes, in an arms-length equity financing resulting in gross proceeds to the Company of at least $2,000,000, then the outstanding principal balance of these notes and any unpaid accrued interest under these notes shall automatically convert into common stock at a conversion price equal to the lesser of 80% of the price paid per share for such shares of stock by the investors in the triggering equity financing, or the price equal to the quotient of $30,000,000 divided by the fully diluted capitalization of the Company at the date of the triggering equity financing event.

If the convertible notes remain outstanding at the maturity date, at the election of the convertible note holders, the then outstanding principal and accrued interest balance may be converted into the Company's Series A Common Stock at the price per share implied by a valuation cap of $30,000,000 on the fully diluted capitalization of the Company at the maturity date.

If the convertible notes remain outstanding at the date of a change in control (as defined in the note agreements), the note holders may elect to receive in cash the then outstanding principal and accrued interest or convert into Company's Series A Common Stock at the price per share implied by a valuation cap of $30,000,000 on the fully diluted capitalization of the Company at the conversion date.

Short-Term Loan

During 2018, the Company entered into a $121,250 promissory note, bearing interest at an effective rate of 148% per annum. The loan required weekly payments of $5,733. The loan was repaid during 2018 resulting in a $0 balance at December 31, 2018. Interest expense of $45,000 was recorded on this note for the year ended December 31, 2018.

SAFE Agreements

During the year ended December 31, 2017, the Company conducted an offering of Simple Agreements for Future Equity under Regulation Crowdfunding and issued $118,250 of SAFE agreements.

The SAFE agreements convert into the Company's equity if and upon a future equity financing event. The conversion price is the lesser of the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the offering or a 20% discount to the pricing in the triggering equity financing event. The SAFE instruments do not have a maturity or termination date. SAFE holders have liquidation preferences in a dissolution event providing repayment of the investors' purchase amounts. If there is a liquidity event, the SAFE instruments are either repaid at the purchase amount or are converted into the number of shares of common stock determined by dividing the purchase amount by the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the liquidity event, at the holders' elections. The SAFE agreements are subject to a repurchase at the greater of the purchase amount or the fair value of the Company at the time of the repurchase.

Broker fees of $4,730 were incurred in conjunction with this offering, which were expensed to interest expense in the year ended December 31, 2017 as the maturity is indeterminable.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Nevada Capital Structure

On June 16, 2016, the Company was authorized to issue 1,000,000 shares of $0.001 par value common stock. On April 6, 2017, the Company amended and restated its articles of incorporation, increasing the authorized capital to 10,000,000 shares of $0.001 par value common stock.

2017 Common Stock Issuances

During the year ended December 31, 2017, and prior to the October 2017 conversion to a Delaware corporation, the Company issued 83,333 shares of common stock for $1.20 per share providing proceeds of $100,000 and 10,166 shares of common stock for $6.00 per share providing proceeds of $61,000.

<u>Forfeiture of Common Stock</u>

In October 2017, the Company's CEO forfeited 10,166 shares of common stock.

<u>Conversion to Delaware Corporation</u>

On October 18, 2017, the Company was converted from a Nevada corporation to a Delaware corporation. As of the date of conversion, 833,333 shares of common stock were issued and outstanding. Each share of common stock of the Nevada corporation was converted into one share of Series A Common Stock of the Delaware corporation, resulting in the issuance of 833,333 shares of Series A Common Stock from the Delaware corporation.

As a result of the conversion, the Company amended and restated its articles of incorporation authorizing 10,000,000 shares of common stock with $0.0001 par value. The common stock was divided into two series, designated as Series A Common Stock and Series B Common Stock, respectively. The Company authorized 8,000,000 shares of Series A Common Stock and 2,000,000 shares of Series B Common Stock. Series A and Series B common stockholders have identical rights, with the exception of voting rights, to which Series B stockholders have no voting rights.

<u>Conversion of Notes Payable - 2017</u>

During 2017, the Company issued 53,680 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $64,408 at a conversion price of $1.20 per share.

<u>Regulation Crowdfunding</u>

In 2018, the Company has raised gross proceeds of $335,967 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, where 22,894 shares were issued (18,482 shares at $12.00 per share and 4,412 at $25.88 per share). In conjunction with this offering, the Company incurred offering costs amounting to $49,379.

In 2019, the Company has raised gross proceeds of $275,835 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, where 7,692 shares were issued at $35.86 per share. In conjunction with this offering, the Company incurred offering costs amounting to $636.

<u>Conversion of Notes Payable - 2018</u>

During 2018, the Company issued 37,428 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $102,905 at a conversion price of $2.75 per share.

PLANTSNAP INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

Outstanding Shares

As of December 31, 2019 and 2018, 924,441 and 924,441 shares of Class A Common Stock were issued and outstanding and 30,586 and 22,894 shares of Class B Common Stock were issued and outstanding, both respectively.

Warrants

In September 2019, the Company issued warrants to a related party in conjunction with issuance of note agreement. The warrant expires on September 1, 2023. The warrant provides the related party with the right to purchase 228,245 shares of Common Stock at an exercise price of $5 per share. The calculated fair value of warrants using Black-Scholes model was $7,105,039, which exceeds the carrying value of the related loan of $2,656,721. The warrants were valued at the carrying value of loan at $2,565,721, which was recorded as a contra-equity offering expense and to additional-paid in capital in the year ended December 31, 2019. The Black-Scholes fair value were determined using the following inputs:

Risk Free Interest Rate	2.37%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	2.25
Fair Value per Stock Option	$ 31.13

NOTE 6: RELATED PARTY TRANSACTIONS

Licensing Agreement

The Company entered into a licensing agreement for advertising and hosting services with a related party company controlled by the Company's CEO. The agreement requires the Company to pay the related party company $50,000 monthly ($25,000 for advertising services and $25,000 for hosting services) for the term of the agreement, January 2017 through December 2020. Expenses incurred by the Company on this agreement were $600,000 and $600,000 for the years ended December 31, 2019 and 2018, respectively. Cash payments of $304,644 and $300,000 were made on this agreement for the years ended December 31, 2019 and 2018, respectively. The amounts due under this agreement as of December 31, 2019 and 2018 were $977,218 and $681,862, respectively.

Due from Related Party

The Company has paid expenses of its CEO since inception. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2019 and 2018 were $82,800 and $96,323, respectively.

Due to Related Party

The Company was loaned money from a relative of the CEO. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest, except the interest payments made for credit card interest incurred by this party, which totaled $5,151 for the year ended December 31, 2017. The balances due as of December 31, 2019 and 2018 were $0 and $0, respectively.

A company controlled by the Company's CEO incurred various development expenses on the Company's behalf. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2019 and 2018 were $0 and $0, respectively.

The Company was loaned money from a related party. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2019 and 2018 were $10,000 and $10,000, respectively.

In Septmber 2019, the Company entered into a secured promissory note with its COO for $43,600. The loan bears interest at 16% per annum. The loan is due upon the earlier of: a) closing date of crod fund offering, b) 15 months from the date of the note, c) change in control or d) liquidation or dissolution of the Company, at which time all principal and accrued interest are due and payable. The loan is secured by a pledge of 15,000 shares of common stock held by the Company's CEO. Interest expense of $2,352 was recorded on this note for the year ended December 31, 2019. The balance of this note was $46,452, includes accrued interest of $2,352, as of December 31, 2019.

Various Debts

Various debt agreements were entered with related parties, as discussed and identified in Note 4.

NOTE 7: CONTINGENCIES

Dispute

During 2019, a dispute has arisen over a $51,675 payable between the vendor and the Company. The results of this dispute are not yet determinable.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this new standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Accounts Payable

Due to cash flow issues, the Company has accumulated unpaid accounts payable during 2020 to date.

Common Stock issuance – Regulation CF

Subsequent to 2019, the Company has raised gross proceeds of $269,631 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, where 7,519 shares were issued at $35.86 per share. In conjunction with this offering, the Company incurred offering costs amounting to $26,455.

Management's Evaluation

Management has evaluated subsequent events through June 11, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.